Contacts:
         Abernathy MacGregor Frank
         Joele Frank/Patricia Sturms
         (212) 371-5999

                           WHX COMPLETES TENDER OFFER
                       AND NOW OWNS 8.4% OF HANDY & HARMAN
                       -----------------------------------


                  New York -- January 20, 1998 -- WHX Corporation (NYSE: WHX) announced that 425,152 shares (approximately 3.5%) of common stock of Handy & Harman (NYSE: HNH) were validly tendered and not withdrawn as of the expiration of WHX's tender offer on Friday, January 16, 1998.

                  WHX has purchased all of those shares at $30 per share, thereby bringing its total ownership interest in Handy & Harman to 1,011,152 shares (approximately 8.4%).

                  WHX  continues to be  interested  in acquiring  all of Handy &
Harman at $30 per share through an amicable merger transaction, and expects to explore various means of achieving that objective in the coming weeks and months. WHX reserves the right to purchase additional shares of Handy & Harman, whether by tender offer, open market or private purchases. WHX also reserves the right to sell shares of Handy & Harman at any time and/or to change its investment objective with respect to the company.